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                                    OMP, INC.
                                310 Golden Shore
                                    Suite 100
                              Long Beach, CA 90802

                                February 14, 2001

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Mail Stop 3 - 9
450 Fifth Street, N.W.
Washington, DC  20549

Re: OMP, Inc. Registration Statement on Form S-1 (No. 333-50182) APPLICATION FOR WITHDRAWAL UNDER RULE 477

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, OMP, Inc. (the "Company") requests the withdrawal of the Company's Registration Statement on Form S-1 (No. 333-50182) (the "Registration Statement") as soon as possible. The Company has elected not to proceed with the offering due to general market conditions. No sales of the Company's common stock have been or will be made pursuant to the Registration Statement.

         Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (562) 437-5435.

         If you should have any questions regarding this application, please contact Tod Linstroth or Greg Lynch of Michael Best & Friedrich LLP at (608) 257-3501 or me at (562) 628-1007.

                                                     Sincerely,

                                                     OMP, Inc.

                                                     /s/ Phillip J. Rose
                                                     Phillip J. Rose
                                                     President and Chief
                                                     Executive Officer

cc:

Peter P. Tong               Tod B. Linstroth          Gregory P. Meier
Ian Walker                  Gregory J. Lynch          Marc M. Rossell
J. David Bruner             Richard S. Lough          James T. Cashman
Candace C. Crawford         Christine Good            Nasdaq National Market